UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2009

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Commission File Number 001-33434

CREDIT SUISSE

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group reports net income of CHF 2.0 billion in the first quarter of 2009

•	Strong return on equity of 22.6%, low risk profile and further strengthened capital position – tier 1 ratio of 14.1% as of quarter-end.

•	Private Banking pre-tax income of CHF 1.0 billion; net new assets of CHF 11.4 billion with strong inflows from both the international and Swiss businesses.

•	Wealth Management business is positioned well for success in a changing industry landscape.

•

Investment Banking returned to significant profitability with pre-tax income of CHF 2.4 billion; strong revenue growth and market share gains in key client businesses, leading to good returns on capital and lower risk usage.

•	Consistent, disciplined fair value accounting approach, including net writedowns of CHF 1.4 billion in commercial mortgage-backed securities (CMBS).

•          Asset Management pre-tax loss of CHF 0.5 billion primarily reflects unrealized private equity losses in line with the decline in public markets; continued progress made on strategy to focus on asset allocation, the Swiss businesses and alternative investments and more closely align them with the integrated bank.

Zurich, April 23, 2009 Credit Suisse Group reported net income attributable to shareholders of CHF 2,006 million in the first quarter of 2009 compared with a net loss of CHF 2,148 million in the prior-year period. Core net revenues were CHF 9,557 million in the first quarter of 2009 compared with CHF 2,926 million in the prior-year period. The return on equity attributable to shareholders was 22.6% and diluted earnings per share were CHF 1.60.

Brady W. Dougan, Chief Executive Officer, said: “We are pleased with Credit Suisse’s performance in the first quarter of 2009. We believe that these results, in particular our strong return on equity, show that our differentiated strategy and our robust, integrated and capital-efficient business model with a low risk profile can be a powerful generator of earnings. The results also show the benefit of the measures we took last year across the bank, including cost reductions and the further strengthening of our capital position.”

Commenting on the strategic measures taken across the bank, Mr. Dougan said: “Wealth Management and our Swiss Corporate & Retail Banking businesses proved their resilience, with strong profitability and total net new assets of CHF 11.4 billion. We are reaping the rewards from the steps we have taken over recent years to expand our international footprint and build a more efficient platform. Wealth Management

Media Release
April 23, 2009 Page 2/7

is positioned well for success in a changing industry landscape. We will continue to judiciously invest in growth, both globally and in our Swiss businesses.”

“Investment Banking returned to significant profitability, reflecting the progress that has been made in reducing risk and executing on its client-focused, capital-efficient strategy. We believe that our realigned platform is capable of delivering sustainable profitability and good returns on capital, with reduced earnings volatility. During the quarter, we saw our key client businesses generate strong revenue growth and gain market share. At the same time, we made substantial progress in repositioning a number of previously loss-making businesses, returning these areas to profit this quarter through changed operating models and revised risk limits.”

“Credit Suisse’s strengths are increasingly recognized by existing and potential clients and this provides us with a distinct competitive advantage. Our combination of a differentiated strategy, a strong capital position, an absence of government ownership, strong funding and liquidity, well-positioned businesses, a capital-efficient business model and a significantly lower risk profile makes Credit Suisse a trusted partner for clients.”

Mr. Dougan concluded: “We remain optimistic about the prospects for Credit Suisse, particularly in the context of the overall industry. Our prudent approach in the new market environment has served us well in the first quarter and we will continue to manage our business in this manner. While we may still be affected by continued volatility and market disruptions if difficult conditions persist, we believe that we are in a position to weather the storms and perform well when market opportunities arise.”

Financial Highlights
in CHF million	1Q09	4Q08	1Q08	Change in %	Change in %
				vs. 4Q08	vs. 1Q08
Net income/(loss) attributable to shareholders	2,006	(6,024)	(2,148)	-	-
Diluted earnings/(loss) per share (CHF)	1.60	(5.00)	(1.97)	-	-
Return on equity attributable to shareholders (annualized)	22.6%	(62.0)%	(20.8)%	-	-
Tier 1 ratio (end of period)	14.1%	13.3%	9.8%	-	-
Core results 1)
Net revenues	9,557	(1,830)	2,926	-	227
Provision for credit losses	183	486	151	(62)	21
Total operating expenses	6,320	6,344	5,356	0	18
Income/(loss) from continuing operations before taxes	3,054	(8,660)	(2,581)	-	-

1) Core results include the results of the three segments and the Corporate Center, excluding revenues and expenses in respect of minority interests in which we do not have a significant economic interest.

Segment Results

Private Banking

Private Banking, which comprises the Wealth Management and Corporate & Retail Banking businesses, reported income before taxes of CHF 992 million in the first quarter of 2009, down 25% from the prior-year period, reflecting the impact of the challenging operating environment. Net revenues were solid at CHF 2,878 million, down 14%.

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April 23, 2009 Page 3/7

The Wealth Management business reported income before taxes of CHF 646 million in the first quarter of 2009, down 25% from the prior-year period, primarily reflecting lower revenues, which were impacted by a decline in average assets under management, and cautious client behavior. Net revenues in the first quarter of 2009 were CHF 1,925 million, down 17% from the prior-year period, reflecting a decrease in both recurring and transaction-based revenues. Total operating expenses were 12% lower, mainly due to recoveries on non-credit-related provisions in the first quarter of 2009 and lower commission expenses. The pre-tax income margin was 33.6% in the first quarter of 2009 compared with 37.2% in the prior-year period. The gross margin on average assets under management in the first quarter of 2009 was 116 basis points, slightly below the prior-year period.

The Corporate & Retail Banking business reported income before taxes of CHF 346 million in the first quarter of 2009, down 25% from the prior-year period. Net revenues were CHF 953 million, down 9%. Provision for credit losses was CHF 45 million in the first quarter of 2009 compared with net releases of CHF 9 million in the prior-year period. Total operating expenses were down 4%. The pre-tax income margin was 36.3% in the first quarter of 2009 compared with 44.5% in the prior-year period.

Investment Banking

Investment Banking reported income before taxes of CHF 2,414 million in the first quarter of 2009, compared with a loss before taxes of CHF 3,423 million in the prior-year period. Net revenues increased significantly to CHF 6,442 million from negative CHF 503 million in the prior-year period, reflecting the substantial progress that has been made on the realignment of Investment Banking towards a client-focused, capital-efficient strategy. Investment Banking achieved a significant increase in market share in key client businesses, increasing revenues in these areas to CHF 6.3 billion, reflecting strong results in areas including global rates and foreign exchange, US residential mortgage-backed securities secondary trading, cash equities, prime services, and flow and corporate derivatives.

Furthermore, Investment Banking achieved a significant improvement in the performance of the business areas targeted for repositioning. Businesses such as emerging markets trading, US leveraged financed, equity trading strategies and convertibles returned to profitability, achieving total revenues of CHF 1.4 billion in the first quarter of 2009. This reflected the benefit of changed operating models and a revised approach to risk usage.

Investment Banking recorded negative revenues of CHF 1.7 billion in the businesses it is exiting, primarily driven by net writedowns in CMBS of CHF 1.4 billion. However, Investment Banking continued to reduce its legacy positions, cutting holdings of dislocated assets by a further 31% since the end of the fourth quarter of 2008 and a cumulative 92% since the end of the third quarter of 2007.

Of Investment Banking’s total net revenues, Credit Suisse estimates that approximately CHF 1.3 billion was due to more normalized market conditions, including the narrowing of credit spreads, the reduction in the differential between cash and synthetic instruments, the reduction in market volatility and the stabilization of the convertible bond market since the fourth quarter of 2008. Revenues in Investment Banking also benefited from fair value gains on Credit Suisse’s own debt of CHF 365 million.

Investment Banking’s results also benefited from lower non-compensation costs. These fell by 19% in US dollar terms compared with the first quarter of 2008 due to a combination of lower fixed non-compensation costs (including reduced travel and entertainment costs and professional fees) and reduced

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April 23, 2009 Page 4/7

brokerage & commission expenses. Compensation expense of CHF 2.9 billion included the vesting of prior-year compensation awards (including from the Partner Asset Facility plan) and a performance-related compensation accrual for 2009 that reflected the improved risk-adjusted profitability of Investment Banking.

Overall risk capital usage was reduced further during the first quarter of 2009, in line with Investment Banking’s strategic objectives. Excluding the impact of methodology changes, underlying risk-weighted assets in US dollar terms declined 11% from the end of the fourth quarter of 2008, while average one-day Value-at-Risk fell 14% in the same period.

Net valuation adjustments and exposures in Investment Banking

Credit Suisse took a consistent and disciplined approach to fair value accounting throughout the first quarter of 2009. This led to CHF 1.4 billion of net writedowns in CMBS. In the first quarter of 2009, Credit Suisse did not early adopt the new accounting guidance concerning fair value issued in April 2009 by the Financial Accounting Standards Board. Credit Suisse is obliged to and will adopt these new standards in the second quarter of 2009 but does not expect a significant impact on fair values as a result of this guidance.

Net valuation adjustments
in CHF million	1Q09	4Q08	1Q08
Leveraged finance	50	(889)	(1'681)
CMBS	(1'401)	(989)	(848)
RMBS and subprime CDO	413	(1'314)	(2'752)
Total	(938)	(3'192)	(5'281)

Selected risk exposures
in CHF billion	1Q09	4Q08	1Q08	Change in %	Change in %
				vs. 4Q08	vs. 1Q08
Leveraged finance	0.7	0.9	20.8	(22)	(97)
Commercial mortgages	7.0	8.8	19.3	(20)	(64)
Residential mortgages and subprime CDO	2.7	5.1	7.4	(47)	(64)

Asset Management

Asset Management reported a loss before taxes of CHF 490 million in the first quarter of 2009, compared with a loss of CHF 544 million in the prior-year period. The result included mostly unrealized investment-related losses of CHF 387 million, mainly in private equity positions, compared with losses of CHF 9 million in the prior-year period, as well as losses on securities purchased from Credit Suisse’s money market funds of CHF 21 million, compared with losses of CHF 566 million in the prior-year period. Net revenues were CHF 6 million in the first quarter of 2009, up CHF 52 million from the prior-year period. Excluding securities purchased from Credit Suisse’s money market funds and investment-related gains/losses, net revenues decreased CHF 115 million to CHF 414 million. Total operating expenses were stable.

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April 23, 2009 Page 5/7

Segment Results
in CHF million		1Q09	4Q08	1Q08	Change in %	Change in %
					vs. 4Q08	vs. 1Q08
Private	Net revenues	2,878	3,139	3,355	(8)	(14)
Banking	Provision for credit losses	47	130	(5)	(64)	-
	Total operating expenses	1,839	2,492	2,036	(26)	(10)
	Income before taxes	992	517	1,324	92	(25)
Investment	Net revenues	6,442	(4,618)	(503)	-	-
Banking	Provision for credit losses	136	355	155	(62)	(12)
	Total operating expenses	3,892	2,487	2,765	56	41
	Income/(loss) before taxes	2,414	(7,460)	(3,423)	-	-
Asset	Net revenues	6	(356)	(46)	-	-
Management	Provision for credit losses	0	0	0	-	-
	Total operating expenses	496	300	498	65	0
	Income/(loss) before taxes	(490)	(656)	(544)	(25)	(10)

Net New Assets

Of the CHF 11.4 billion net new assets in Private Banking in the first quarter of 2009, Wealth Management generated CHF 9.0 billion, which represents a rolling four-quarter average growth rate of 5.0%, with strong inflows from Europe, Middle East and Africa (EMEA), Asia Pacific and Switzerland. The CHF 2.4 billion net new assets generated in Corporate & Retail Banking were mainly from institutional clients but also reflected healthy inflows from private clients. Asset Management reported net asset outflows of CHF 3.5 billion in the first quarter of 2009. The alternative investment strategies business within Asset Management reported net inflows of CHF 1.0 billion, confirming its strength. The Group’s total assets under management from continuing operations were CHF 1,121.7 billion as of the end of the first quarter of 2009, up 1.4% from the end of the fourth quarter of 2008, primarily reflecting positive net new assets in Private Banking and favorable exchange-related movements, partly offset by adverse market movements and net asset outflows in Asset Management.

Benefits of the integrated bank

Credit Suisse generated CHF 1.0 billion in revenues from cross-divisional activities in the first quarter of 2009, compared with revenues of CHF 1.2 billion in the prior-year period.

Capital and liquidity management

Credit Suisse’s capital position remains very strong. The tier 1 ratio was 14.1% as of the end of the first quarter of 2009, compared with 13.3% as of the end of the fourth quarter of 2008. Credit Suisse continues to have a strong liquidity position and therefore intends to redeem its two Upper Tier 2 issues callable in July 2009 (the Credit Suisse, Guernsey Branch EUR 125 million bonds and the Credit Suisse, London Branch GBP 150 million bonds).

Management changes

Credit Suisse today announced that Tobias Guldimann, currently Chief Risk Officer of Credit Suisse Group and a member of the Executive Board, will assume sole responsibility for risk management on the Executive Board with effect from June 1, 2009. At this time, D. Wilson Ervin, Chief Risk Officer of Credit Suisse, will step down from the Executive Board and take up a new role as a Senior Advisor, reporting to Brady W. Dougan. Mr. Ervin and Mr. Guldimann have worked closely together over the last 10 years on the development of Credit Suisse’s risk management strategy and more recently in planning the transition.

Media Release
April 23, 2009 Page 6/7

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with private banking, investment banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 46,700 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information and non-GAAP information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	our plans, objectives or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	the ability to maintain sufficient liquidity and access capital markets;
•	market and interest rate fluctuations;
•

the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2009 and beyond;

•	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
•	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist activity;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
•	the effects of changes in laws, regulations or accounting policies or practices;
•	competition in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	the adverse resolution of litigation and other contingencies;
•	the ability to achieve our cost efficiency goals and other cost targets; and
•	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in the Credit Suisse Financial Report 1Q09.

Media Release
April 23, 2009 Page 7/7

Presentation of Credit Suisse Group’s first-quarter 2009 results via audio webcast and telephone conference

Date	Thursday, April 23, 2009

Time	10:00 Zurich / 09:00 London / 04:00 New York

Speakers	Brady W. Dougan, Chief Executive Officer Renato Fassbind, Chief Financial Officer Paul Calello, CEO Investment Banking The presentations will be held in English

Audio webcast	www.credit-suisse.com/results

Telephone	Switzerland:	+41 44 580 40 01
	Europe:	+44 1452 565 510
	US:	+1 866 389 9771
Reference: Credit Suisse Group quarterly results

Q&A session	You will have the opportunity to ask questions during the telephone conference following the presentations.

Playbacks	Playback available approximately 2 hours after the event at www.credit-suisse.com/results or on the telephone numbers below:

Telephone replay available approximately 2 hours after the event:
	Switzerland:	+41 44 580 34 56
	Europe:	+44 1452 55 00 00
	US:	+1 866 247 4222
Conference ID: 90914151#

First Quarter Results 2009

Zurich

April 23, 2009

Cautionary statement

Cautionary statement regarding forward-looking and non-GAAP information

This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-
F for the fiscal year ended December 31, 2008 filed with the US Securities and Exchange
Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws.

This presentation contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under
GAAP can be found in Credit Suisse Group's first quarter report 2009.

Slide 1

          First quarter 2009 results detail

          Renato Fassbind, Chief Financial Officer

          First quarter 2009 results – Investment Banking detail

          Paul Calello, Chief Executive Officer Investment Bank

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan, Chief Executive Officer

Slide 2

Strong 1Q09 results

Strong position with clear and
differentiated strategic direction

CHF 11.4 bn net new assets in
Private Banking with strong inflows in
international and our Swiss business

Net income of CHF 2.0 bn and
return on equity of 22.6 % in continuing
challenging markets

Further strengthening of
tier 1 capital ratio to 14.1%

Disciplined capital management and
reduced risk profile

Strong and resilient Swiss franchise and
continued international expansion in
Private Banking

Considerable progress towards focused
and aligned business strategy in Asset
Management

Substantial progress executing the client-
focused and capital-efficient strategy in
Investment Banking

Positioned well for difficult markets, but
also to benefit from improvement in the
environment

Strategy and disciplined capital and risk approach delivers
strong absolute results with solid return to shareholders

Slide 3

          First quarter 2009 results detail

          Renato Fassbind, Chief Financial Officer

          First quarter 2009 results – Investment Banking detail

          Paul Calello, Chief Executive Officer Investment Bank

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan, Chief Executive Officer

Slide 4

Results overview

EPS = earnings per share

1) Equals basic EPS due to net loss in the quarter

of which

1)

Slide 5

Core results in CHF m, except where indicated

1Q09

1Q08

Net revenues

9,557

2,926

Pre-tax income

3,054

(2,581)

Private Banking

992

1,324

Investment Banking

2,414

(3,423)

Asset Management

(490)

(544)

Corporate Center

138

62

Net income attributable to shareholders

2,006

(2,148)

Diluted EPS attributable to shareholders in CHF

1.60

(1.97)

Return on equity

22.6%

(20.8%)

Cost/income ratio

66.1%

183.0%

Wealth Management with resilient results in challenging markets

Pre-tax income

CHF m

1Q08

2Q08

3Q08

860

4Q08

1Q09

830

699

650

646

4

1)

1)

1)

1)

1)Excluding net provisions relating to ARS of CHF 310 m and CHF 456 m in 3Q08 and
4Q08, and a charge of CHF 190 m relating to the close-out of a client’s account in 4Q08

2) Excluding proceeds from captive insurance settlements of CHF 100 m

389

546

2)

2)

Slide 6

Resilient revenues and strong net new assets

evidence the strength of our franchise

contributing to an increased asset base

However, the environment was characterized

by continued cautious client behavior with low

client activity and defensive investment

decisions

Relationship managers reduced by 120,

or 3%, to create space for talent upgrades,

as announced in December 08

We continue to strategically hire senior

advisors and maintain disciplined investments

into our global expansion

Pre-tax income margin in %

37.2

36.4

32.7

31.7

28.4

Wealth Management with stable gross margin

Net revenues and gross margin on average assets under management

CHF m

2,313

2,048

1Q08

1Q09

117

117

32

30

85

87

Basis points

Transaction-based

Recurring

1Q08

4Q08

4Q08

1,925

1Q09

116

30

86

629

536

495

1,684

1,512

1,430

Slide 7

Lower recurring commissions & fees,

mainly due to a reduction in managed

investment products, were offset by an

increase in recurring net interest income

Reduction in transaction-based revenues

driven by lower product issuing and

brokerage fees as well as lower foreign

exchange transactions income

Gross margin remained stable at 116 bp

Strong net new asset inflows in Wealth Management despite the lack of global wealth creation

Net new assets (NNA)

CHF bn

10.6

12.6

12.6

9.0

Broad inflows, predominantly from
EMEA, Asia Pacific and Switzerland

Predominantly reflect market share
gains given lack of wealth creation

Deleveraging, as observed in 4Q08,
was minimal in 1Q09

Annualized growth in 1Q09 increased
to 5.6%

2006

2007

1Q09

2008

10.7

2005

Quarterly average

Slide 8

Annualized NNA growth on AuM in %

7.5

7.3

6.4

5.0

5.6

Wealth Management assets are up in the quarter – the mix
reflects cautious client behavior

Assets under management

CHF bn

End of
4Q08

Currency

646

Market
movements

Net new
assets

+25

(13)

667

End of
1Q09

9

Our asset mix and revenues
already reflect cautious client
behavior over last few quarters

shift from securities accounts to
on-balance sheet deposits

significant reduction in managed
investment products within
securities accounts

for example, structured
derivatives balance of
CHF 15 bn has now stabilized at
half of peak levels

+3.3%

Average
4Q08

Average
1Q09

699

661

(5.4)%

Slide 9

Credit Suisse has anticipated wealth management market evolution

Our strategy over the last few years anticipated the changes in the industry landscape and positions us well

Slowdown in
global wealth
creation, lower
asset base and
changes in
client demand

Recently announced (December 08) cost reduction measures in addition to long-term continuous cost management initiatives
(Operational Excellence, Centers of Excellence)

Adapted product offering to meet client need for more transparent, liquid and efficient solutions

Revised pricing to become less dependent on transaction volumes

More selective hiring

Increased
focus on cross-
border banking
services

Successfully expanded international platforms in key geographies

Expertise, client solutions and product offering enables us to thrive in a level playing field with Switzerland as a leading wealth management center

Developed industry leading stringent framework which allows for continued
compliant offering of cross-border banking services in line with client demand

Slide 10

Multi-domiciled clients ("multi-shore business")

Client confidentiality

Why wealth management clients will continue to book
cross-border to global wealth management centers

Enhanced product and service offering

Geographical risk diversification

Slide 11

Corporate & Retail Banking holding up well

Strong net new assets of CHF 2.4 bn,
reflecting client confidence in our business

Loan volumes up CHF 5.2 bn, or 5%, since
end 1Q08

Provision for credit losses was CHF 45 m

Reduction in pre-tax income compared to
1Q08 and 4Q08 driven by significantly lower
gains on loan portfolio hedges

Good initial reaction to affluent client initiative

Pre-tax income

CHF m

1Q08

2Q08

3Q08

464

4Q08

1Q09

390

400

513

346

Slide 12

Pre-tax income margin in %

44.5

39.5

39.6

47.0

36.3

Investment banking returns to profitability with continued
reduction in risk

1) CMBS, leveraged finance, US subprime residential mortgages and subprime CDOs

2) Excluding methodology changes of USD 9 bn

1)

2)

Slide 13

Performance highlights

1Q09

4Q08

1Q08

Revenues (CHF m)

6,442

(4,618)

(503)

Income/(loss) before taxes (CHF m)

2,414

(7,460)

(3,423)

Dislocated assets (USD bn)

7

11

42

Risk weighted assets (USD bn)

145

163

230

Average 1-day VaR (USD m)

121

140

174

Total assets (USD bn)

836

921

1,008

Significant revenues from ongoing businesses

Investment Banking 1Q09 revenues

CHF bn

Key client
businesses

Repositioned
businesses

Exit
businesses

Gains on
own debt

1Q09

Strong results in key client
businesses including global rates
and FX, US RMBS trading, cash
equities, prime services and flow
and corporate derivatives

Repositioned businesses returned
to profit, particularly emerging
markets, equity trading strategies,
US leveraged finance and
convertibles

Losses in exit businesses,
including CMBS writedown of
CHF 1.4 bn

Market rebound revenues of
approximately CHF 1.3 bn

Fair value gain on own debt of
CHF 365 m

6.4

6.3

1.4

(1.7)

0.4

1) Estimated market rebound revenues resulting from normalized market conditions, including the narrowing of credit spreads, the reduction in the differential between cash and synthetic instruments, the reduction in market volatility and the stabilization of the convertible bond market from 4Q08.

= Market
    rebound
    revenues

Ongoing

0.7

0.6

Slide 14

1)

Asset Management affected by unrealized private equity losses

Further downturn in global markets
resulted in unrealized losses of
CHF 387 m, mainly in private equity
positions

Stabilization of net new assets with
overall outflow of CHF 3.5 bn, but
continued net inflows of CHF 1.0 bn in
higher margin alternative investments

Pre-tax income

CHF m

1Q09
pre-tax
loss

Investment-
related
losses

Money
market
lift-outs

(490)

+387

+21

Adjusted
1Q09 pre-
tax result

(82)

Slide 15

Asset management with stabilized asset base and resilient margin

Gross margin
on AuM (bps)

       39                     41                   40

Fee revenues
and carried
interest

(CHF m)

Assets under
management

(CHF bn)

201

160

165

147

142

143

MACS

AI

Asset management
fees

Placement &
performance
fees and carried
interest

Stabilization of asset base in
MACS and AI in 1Q09

Average asset base reduced
by 27% YoY

Other

Based on asset
management fees for
MACS, AI and JVs

517

412

406

169

110

98

Asset management fees down
by 19% YoY

Market performance-related
revenue items at historic lows

Stable recurring gross margin

AI = alternative investment strategies

MACS = multi asset class solutions

387

351

314

1Q08

4Q08

1Q09

32

59

(2)

Slide 16

Progress on strategic agenda in Asset Management

Business focused around core competencies in alternative investments and asset allocation (MACS)

Sold sub-scale traditional businesses to Aberdeen – on track to close transaction in 3Q09

Hired new Global head of distribution

Completed hiring of 25 heads focusing on global institutional clients

Significantly reducing general and administrative expenses

Focus

Build out
distribution

Improve
profitability

Investment

performance

Intensified focus on investment performance

75% of classic mandates in MACS outperformed their benchmark since beginning of 2009

74% of our core real estate assets outperformed their benchmark over the
1 year period; 91% over the 5 year time band

70% of high yield assets and 90% of USD CDO accounts performed above benchmarks in 1 and 5 year time bands

MACS = multi asset class solutions

Slide 17

Maintained strong funding structure

1,156

1,156

Assets

1Q09

Capital & liabilities

1Q09

Reverse     289

repo

Trading            364

assets

Loans                229

Other                 186

Repo           284

Trading liab.161

Short-term     76

Long-term   157
debt

Deposits      275

Capital        203
& Other

120%

coverage

Asset and liabilities by category (period-end in CHF bn)

Strong balance sheet structure maintained in 1Q09

Total assets were reduced by CHF 14 bn

business related decreases of CHF 74 bn (6%)

offset by FX movement of CHF 60 bn

Short-term liabilities were down 24%, compensated by
increases in deposits and long-term debt

Stable and low cost deposit base a key funding
advantage

We intend to redeem two upper tier 2 issues callable in
July (EUR 125 m and GBP 150 m)

Issued CHF 3 bn of unsecured debt – one of a handful of
non-government guaranteed placements

Cash

1) Includes due from/to banks

Slide 18

1)

1)

88

21

(15)

(23)

50

Investment Bank credit position

Developed Market Lending

Since January 1, 2008, corporate loan book net loss of CHF 0.4 bn includes
3.0 bn of FV writedowns    (offset by CHF 2.6 bn gains on hedges)

Corporate loan portfolio is around 80% investment grade, mostly accounted for on a fair value basis.  Fair value is a forward looking view, and includes
(inter alia) market expectations of future default risk

Fair value method means these loans are held at more conservative levels –
pro forma accrual credit provisions for same would have been CHF 0.7 bn

Developed market loans are carried at an average mark of approx. 95%
(net of fair value discounts and credit provisions)

Developed Markets

Emerging Markets

Unfunded
commitments

Loans

(Hedges)

1) Excludes repo and other collateralized securities financing;
exposure based on risk management view
2) Includes revenues as well as general and specific provisions

Loans

(Hedges)

CHF bn

CHF bn

  Risk significantly reduced by fair value discount already
  recognized, as well as significant hedges

Emerging Market Lending

Net exposure of CHF 6 bn, accounted for using a mix of fair value and accrual basis

Well diversified by region and name, evenly spread between EMEA,
Americas and Asia

Emerging market loans are carried at an average mark of approx. 90%
(net of fair value discounts and credit provisions)

Slide 19

2)

2)

1)

Private Banking lending

Primary accrual loan book:  CHF 177 bn

Primarily focused on Switzerland (CHF 150 bn)

85% collateralized (mortgages & marketable securities)

Strong credit quality: over 90% investment grade

Wealth Management: CHF 71 bn

Lombard (securities-backed) lending and mortgage backed lending, with conservative haircuts

Corporate and Retail Banking:  CHF 106 bn

Corporate loans & commercial mortgages: CHF 53 bn

Good credit quality with low concentrations

Retail banking: CHF 53 bn (of which 49 bn is residential mortgages)

Switzerland avoided real estate ‘bubble’ seen in other markets

Underwriting is based on strict income and LTV requirements (average LTV is 65%)

Consumer loans and credit card exposure CHF 3.5 bn

Credit Suisse does not make unsecured consumer loans outside of Switzerland

AAA to A

6% BB+ to BB

2 % BB- and below

BBB

63%

29%

Portfolio ratings
composition, by CRM
transaction rating

Private Banking loan book

LTV = Loan to value

Slide 20

Current risk issues in market

  Monolines

We do not rely on monolines in our hedging

Inventory positions of monoline-wrapped paper are modest and offset by CDS and other forms of protection

  US auto

  industry

Net credit exposure to US auto manufacturers and suppliers is less than CHF 0.2 bn

  Private equity

Total exposure CHF 2.5 bn, written down by 25% over last 6 months

Well diversified; exposure mainly to mid-market companies with moderate leverage

  Auction rate

  securities

Market value of CHF 0.4 bn (among smallest of the settlement banks)

Average price of below 60%

  Level 3

  assets

Expect gross Level 3 assets to decline by 18%, to USD 74 bn

roughly 50% of the decline was from sales, with the remainder from price fluctuations and net changes in market visibility

USD 13 bn of level 3 assets are in the form of private equity, USD 9 bn of which is consolidated 3rd party minority interests in funds that do not represent an economic risk to Credit Suisse

1) Final numbers to be disclosed when the 1Q09 financial statements are filed with the SEC on or about May 7, 2009

Slide 21

1)

Continued strengthening of industry leading capital position

1Q08

2Q08

3Q08

4Q08

1Q09

Basel 2 risk-weighted assets (in CHF bn) and capital ratios (in %)

Underlying RWA decreased CHF 22 bn,
or 9%, offset by combined CHF 26 bn
foreign exchange translation impacts and
methodology changes

4Q07

Basel 2 Tier 1 ratio increased further to
14.1%

Core tier 1 ratio increased to 9.3%

FINMA leverage ratio improved to 3.8%

Ratios include deduction for significant
but prudent dividend accrual for 2009

10.0

9.8

10.2

10.4

13.3

14.1

= foreign exchange impacts and methodology changes

301

302

308

257

261

324

235

Slide 22

          First quarter 2009 results detail

          Renato Fassbind, Chief Financial Officer

          First quarter 2009 results – Investment Banking detail

          Paul Calello, Chief Executive Officer Investment Bank

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan, Chief Executive Officer

Slide 23

Repositioned businesses

Exit businesses

Emerging Markets – maintain
leading business but with more
limited risk/credit provision

US Leveraged Finance – main-
tain leading business but focus
on smaller/quicker to market
deals

Corporate Lending – improved
alignment of lending with
business and ability to hedge

Cash equities

Electronic trading

Prime services

Equity derivatives – focus on
flow and corporate trades

December 2008: Realignment of the Investment Bank

Equity Trading – focus on
quantitative and liquid
strategies

Convertibles – focus on client
flow

Highly structured derivatives

Illiquid principal trading

Develop existing strong
market positions

Maintain competitive advantage
but reduce risk and volatility

Release capital and resources;
reduce volatility

Global Rates

Currencies (FX)

High Grade Credit / DCM

US RMBS secondary trading

Commodities trading (joint
venture)

Strategic advisory (M&A)
and capital markets
origination

Mortgage origination and CDO

Non-US leveraged finance
trading

Non-US RMBS

Highly structured derivatives

Power & emission trading

Origination of slow to market,
capital-intensive financing
transactions

Key client businesses

Equi-
ties

Fixed
In-
come

Advi-
sory

Slide 24

  Grow client and
  flow-based businesses

Revenues from key client businesses increased to CHF 6.3 bn from
CHF 3.0 bn in 4Q08

Combination of improved market share and favorable trading conditions

Priorities

1Q09 achievements

  Continued focus on exiting
  identified businesses

Reduced dislocated assets by 31% from 4Q08

Disciplined valuation approach and consistent accounting treatment, with net writedowns of CHF 0.9 bn

  Reduce costs

Headcount declined by 1,700, or 8%, from 1Q08

Non-compensation expenses down 19%, in USD, from 1Q08

Strong results and substantial progress on executing client
focused, capital-efficient strategy

  Reduce risk

Reduced RWA by 11% from end of 4Q08 to USD 145 bn

Reduced average 1-day VaR by 14% from 4Q08 to USD 121 m

  Improve profitability from
  repositioned businesses

CHF 1.4 bn of revenues from repositioned businesses compared to a loss of CHF 2.3 bn in 4Q08

1) Excluding methodology changes

Slide 25

1)

Fixed income revenues

Key client businesses

Repositioned businesses

Exit businesses

1Q08

(CHF bn)

4Q08

Record revenues in global rates
and foreign exchange and high
grade trading

Strong results in US RMBS
secondary trading

Higher revenues from investment
grade debt issuance

New operating models lead to
improved revenues

Significant improvement in
emerging markets and US
leveraged finance

Valuation gains of CHF 0.4 bn in
corporate lending compared with
valuation reductions in 2008

Significantly lower writedowns due
to substantial reduction in
dislocated assets

CMBS portfolio marked at 59%,
down from 72% as of 4Q08

1Q09

4.4

2.7

1.8

1Q08

4Q08

1Q09

1.0

(1.8)

(0.3)

1Q08

4Q08

1Q09

(1.6)

(5.5)

(4.2)

Slide 26

Equity revenues

Strong revenues in cash
equities and prime services

Solid performance in
flow derivatives

Underwriting revenues adversely
affected by a decrease in equity
issuances

Strong results in equity trading
strategies and convertibles

Ongoing business to focus on quanti-
tative and liquid trading strategies

Convertibles business to focus on
client flow; sell-down of trading book
mostly complete (86% reduction
from year-end 2007)

Risk reduction largely complete
in highly illiquid trading activities

Significant reduction in losses
from structured derivatives

1.9

0.3

2.0

0.5

(0.9)

0.1

0.0

(1.6)

(0.7)

Key client businesses

Repositioned businesses

Exit businesses

1Q08

(CHF bn)

4Q08

1Q09

1Q08

4Q08

1Q09

1Q08

4Q08

1Q09

Slide 27

89

53

41

Continued reduction in risk-weighted assets and VaR in the quarter

Investment Banking RWAs (period end in USD bn)

2007

1Q08

2Q08

3Q08

4Q08

174

186

159

140

Excluding methodology changes, RWA declined
11% to USD 145 bn, while reported RWA
declined 6%

Cumulative reduction in RWA, excluding
methodology changes, of 39% from end of 2007

Year-end 2009 target of USD 135 bn as positions
in exit businesses are sold

Continued risk reduction

1Q09

121

96

Investment Banking average 1-Day VaR (USD m)

Positioning (underlying)

Dataset / methodology changes

1) Indexed to ‘pre crisis’ (June 2007) levels

1Q08

2Q08

3Q08

4Q08

1Q09

End 1Q09

1-day Value-at-Risk (VaR) declined

14% vs. 4Q08 average
(quarter-on-quarter)

30% vs. 1Q08 average
(year-on-year)

Stable revenues – no backtesting exceptions
in 1Q09

163

154

193

214

230

236

Methodology
changes

145

Slide 28

1)

1) excluding US prime, US Alt-A and European/Asian residential mortgage exposures of CHF 2.4 bn

Sustained and consistent risk exposure reduction

3Q07

4Q07

(92)%

1Q08

2Q08

3Q08

4Q08

99

12

4

36

59

27

31

43

67

1Q09

Further reduction in dislocated assets

CMBS reduced by 20% to CHF 7.0 bn

Writedown of CHF 1.4 bn

Average price is 59%, down from 72% at end
of 4Q08

Loan-to-value on a mark-to-market basis remains
83%, as property and loan prices fell by a similar
amount in 1Q09

Combined net valuation gains of
CHF 463 m in RMBS, subprime CDO and
leveraged finance

Consistent approach to valuation and no
reclassifications to hold or accrual books

8

Dislocated asset balances in Investment Banking

CHF bn

Leveraged finance                            0.7 bn

Subprime residential                      0.3 bn
  mortgages and CDO

Commercial mortgages               7.0 bn

Exposure at end of 1Q09

CHF 8.0 bn

Slide 29

1)

Compensation and non-compensation expenses

Compensation expenses (CHF m)

Non-compensation expenses (NCE) (CHF m)

1Q08

3Q08

1Q09

1Q09 includes vesting of PAF awards, expensing of prior-
year deferred compensation awards and a variable
compensation accrual which reflects improved economic
profitability

Reflects both the risk-adjusted profitability of each business line, the risk-adjusted profitability of the Investment Bank and the industry environment

Compensation/revenue ratio of 45%   is a result, not a
driver, of this accrual

2,907

1,470

1,674

1Q08

4Q08

1Q09

1,350

1,091

349

742

350

1,000

272

713

985

2)

1) 48% excluding fair value gains on own debt

2) Excludes litigation reserve releases of CHF 333 m and CHF 73 m in 4Q08 and 3Q08 respectively and a net credit of CHF 134 m pertaining to litigation in 2Q08

G&A expenses

Commission expenses

4Q08

2Q08

2,412

1,450

2Q08

1,073

296

777

3Q08

1,162

347

815

2)

2)

Reduction in commission expenses primarily due to lower
transaction volumes; commissions also benefited from
lower brokerage rates and bank charges negotiated with
intermediaries

G&A expenses declined due to lower travel and
entertainment expenses and reduced legal and
professional fees

Non-compensation expenses were down 19% in USD
and 10% in CHF from 1Q08

Slide 30

1)

Of which NCE related to exit businesses in CHF m

147

148

143

206

Improved margins and market share across many products

Product

Credit Suisse
Revenue impact

Credit Suisse

Market Share (%)

Industry

Volume ($)

Industry

Margin (%)

Trends vs. 4Q08

x

x

=

        Foreign exchange

        US RMBS trading

        Global rates

      M&A

      Investment grade debt underwriting

      High yield underwriting

      Equity underwriting

      Cash equities

      Electronic trading

      Prime services

        High grade trading

Slide 31

Fixed
in-
come

Equ-
ity

In-
vest-
ment

Bank-
ing

Priorities

Full-year 2009 objectives

  Grow client and
  flow-based businesses

Grow market share through opportunities from market consolidation, our recognized strong capital position and the integrated bank model

Continue to exploit favorable market conditions

  Continued focus on exiting
  identified businesses

Dedicated wind-down teams to substantially complete the sale of legacy positions through 2009

  Reduce costs

Continued discipline in non-compensation expenses

Ongoing headcount reduction, as previously announced; consequent benefit to compensation and non-compensation expense

Aligned variable compensation accrual with risk-adjusted
profitability and industry environment

  Reduce risk

Target RWA usage of USD 135 bn by year-end 2009, as capital is released from the sale of positions in exit businesses

  Improve profitability from
  repositioned businesses

Continue to implement revised operating models with disciplined allocation of risk and capital usage across the Investment Bank

Continued execution of client-focused, capital-efficient strategy

Slide 32

Questions &
Answers

Slide 33

          First quarter 2009 results detail

          Renato Fassbind, Chief Financial Officer

          First quarter 2009 results – Investment Banking detail

          Paul Calello, Chief Executive Officer Investment Bank

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan, Chief Executive Officer

Slide 34

Summary

We have a robust business model that is
a powerful generator of earnings

Differentiated strategy

Client-focused and integrated

Capital-efficient with lower risk profile

Considerable progress towards
focused and aligned business strategy
in Asset Management

Substantial progress executing the
client-focused and capital-efficient
strategy in Investment Banking

Positioned well for difficult markets,
but also to benefit from improvement
in the environment

Strong and resilient Swiss franchise
and continued international expansion
in Private Banking

Slide 35

Appendix

Slide 36

Market rebound backdrop

Slide 37

Troubled assets detail

Slides 38 to 41

Risk reduction in Investment Banking

Slide 42

-100

0

200

300

400

500

Basis risk / hedge relationships

Cash to CDS spread

Rebound revenues due to partial market normalization in 1Q09

Equity volatility and credit spreads still extremely
high in historic terms, although reduced from
multi-year highs seen in 4Q09

Rebound primarily drive by normalization of basis
risk levels (bottom chart), as hedging
relationships were re-established by partial return
of liquidity

Market rebound revenues estimated at
approximately CHF 1.1 bn in fixed income and
CHF 0.2 bn in equities

Fixed income businesses benefiting in
corporate lending, RMBS and investment grade
trading

Equities businesses benefiting in flow and
corporate derivatives and convertibles

Dec 07

Dec 08

Dec 06

Credit spreads

Leveraged Loans

Emerging Markets

Slide 37

Option volatility (VIX)

Equity volatility

Further exposure reduction but additional
writedowns due to deteriorating credit markets

Business area (in CHF bn)

Change

Exposures

1)    Exposure shown gross of index hedges of CHF 4.5 bn (CHF 8.2 bn in 4Q08) held in focus areas.  These hedges include non-investment grade, crossover and non-residential mortgage indices only.  Excludes other indices (e.g. investment grade) and single name hedges.  Residential hedges embedded in US Subprime residential mortgage & CDO trading are included in the net exposures shown above and not included in the total for Index hedges.

1Q09

Origination-
based

(exposures
shown gross)

Trading-
based

(exposures
shown net)

4Q08

Net
(writedowns/writeups)

1Q09

4Q08

Slide 38

1)

Leveraged finance

0.7

0.9

(22%)

0.1

(0.9)

Commercial mortgages

7.0

8.8

(20%)

(1.4)

(1.0)

Residential mortgages and

CDO Trading

2.7

5.1

(47%)

0.4

(1.3)

of which US subprime

0.3

1.9

(84%)

Total

(0.9)

(3.2)

7

Commercial mortgage (CMBS) exposure reduction

1) Includes both loans in the warehouse as well as securities in syndication; excludes non-recourse term financing of CHF 0.4 bn to support certain sales transactions
2) This price represents the average mark on the loans and bonds combined

36

26

(81)%

19

15

13

9

3Q07

4Q07

1Q08

2Q08

3Q08

4Q08

1)

1Q09

Commercial mortgages (CHF bn)

Exposure by region

Exposure reduced by CHF 2bn, from sales
and writedowns (with some offset from FX)

Average price moved from 72% to 59%  ,
leading to writedowns of CHF 1.4 bn in 1Q09

Positions are fair valued; no reclassifications to
accrual book

Portfolio is well-diversified with good original
LTV ratios:  69% average

LTV on a MTM basis remains 83%, as
property and loan prices fell by a similar
amount in 1Q09

Other

8%

Asia

11%

Germany

35%

US

23%

UK

2%

Other

Continental
Europe

29%

Office
41%

Retail

20%

Hotel

17%

Multi-family

   14%

Exposure by loan type

Slide 39

2)

Commercial mortgage (CMBS) exposures

Gross exposure reduced 20% to CHF 7.0 bn

Average mark is 59%

Average original loan-to-value (LTV) is 69%
(4Q08 70%)

Development loans are less than 5% of portfolio

Positions are fair valued;  No reclassifications to
accrual book

Loan-to-value on a mark-to-market basis remains
83%, as property and loan prices fell by a similar
amount in 1Q09

(CHF bn)

1Q09

4Q08

Roll-forward of exposure (CHF bn)

1)   Includes both loans in the warehouse as well as securities in syndication; excludes term financing CHF 0.4 bn to support certain sales transactions

(CHF bn)

1Q09

4Q08

Slide 40

1)

Warehouse exposure

7.0

8.8

Exposure 4Q08

8.8

New loan originations

0.0

Sales, writedowns

and FX

(1.8)

Exposure 1Q09

7.0

Net writedowns

(1.4)

(1.0)

Residential mortgages and subprime CDO trading

47% decrease in exposures during 1Q09

Long subprime exposure reduced from
CHF 3.1 bn to CHF 1.6 bn, or 48%, during
1Q09

Exposure reduced by a combination of sales
and hedging

CHF 0.4 bn of write-backs during 1Q09

Exposures are fair valued using market levels

1Q09

4Q08

Net exposure    (CHF bn)

1Q09

4Q08

1) All non-agency business, including higher quality segments and CDO subprime only

(CHF bn)

Slide 41

1)

Net writedowns/writebacks

0.4

(1.3)

US subprime

0.3

1.9

US Alt-A

0.3

0.6

US prime

0.3

0.6

Europe

0.8

0.8

Asia

1.0

1.2

Total net exposure

2.7

5.1

Dislocated asset

Executing capital-light strategy for Investment Bank

Directional credit trading

4Q07

(88)%

2Q08

4Q08

1Q09

(31)%

(39)%

(86)%

Basis risks

Selected trading areas: Convertibles,
equity relative value, subprime CDO

Leveraged finance, commercial
mortgages, US subprime residential
mortgages and sub-prime CDOs

30

6.2

145

Selected trading areas: traded loans,
emerging market bonds, preferred &
hybrid securities

  Key
  trading
  book
  trends

(80)%

  Overall
  risk
  measures

IB Average 1-Day VaR (USD m)

IB Position risk ERC (USD bn)

IB Risk-weighted assets (USD bn)

(Excluding 1Q09 methodology changes)

(Constant June 2007 dataset/methodology)

(Excluding 1Q09 methodology changes)

(66)%

4Q07

2Q08

4Q08

1Q09

4Q07

2Q08

4Q08

1Q09

4Q07

2Q08

4Q08

1Q09

4Q07

2Q08

4Q08

1Q09

4Q07

2Q08

4Q08

1Q09

Slide 42

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse
Date: April 23, 2009
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse